July 30, 2015

Marianne Dobelbower

Examiner

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisers Preferred Trust, File Nos. 333-184169, 811-22756

Dear Ms. Dobelbower:

On June 5, 2015, Advisers Preferred Trust (the "Registrant"), on behalf of its series the Quantified Managed Income Fund (formerly Quantified Managed Bond Fund), Quantified All-Cap Equity Fund, Quantified Market Leaders Fund, and Quantified Alternative Investment Fund (each a "Fund" and together the "Funds"), filed Post-Effective Amendment Number 42 to its Registration Statement under the Securities Act of 1933 on Form N-1A. On July 20, 2015, you provided oral comments to the Registration Statement and requested that the Registrant respond to those comments prior to the effective date of Post-Effective Amendment Number 42, if possible. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity. The Registrant has completed all bracketed or missing information related to Post-Effective Amendment Number 42. A marked version of the prospectus is attached to aid in the review of the Registrant's revisions.

GENERAL

Comment 1.

When a comment is applicable to more than one Fund, please carry the comment over to the relevant Fund or Funds.

Response.

 When a comment applies to more than one Fund, the Registrant has carried the comment over to the relevant Fund or Funds.

PROSPECTUS

Quantified Managed Income Fund

Comment 2.

Please explain supplementally the meaning of "high" in the Fund's investment objective.

Response.

The reference to "high" is relative to other funds that pursue an income focused investment objective.

Comment 3.

Please confirm that short selling expenses are captured in the other expenses line item in the Fund's Fees and Expenses table.

Response.

The Registrant confirms, for all Funds, that any short selling expenses are captured in other expenses in the Fund's Fees and Expenses table.

Comment 4.

Please amend principal investment strategy disclosures to make clear that the Fund indirectly invests in income-producing securities by investing directly in ETFs and the other funds that themselves invest directly in income-producing securities.

Response.

The Registrant amended summary prospectus disclosures to match those of statutory prospectus to make clear that the Fund indirectly invests in income-producing securities by investing directly in ETFs and the other funds that themselves invest directly in income-producing securities.

Comment 5.

For each Fund, please clarify under what conditions or for what purposes a Fund may invest up to 80% of its assets in short positions; how this is consistent with a fund-of-funds strategy; and how this is consistent with the 80% requirement of Rule 35d-1 for the Quantified All-Cap Equity Fund.

Response.

Each Fund has amended disclosures to clarify that short positions may be taken to hedge market risks or to seek returns from falling markets and to state short positions may be executed primarily through inverse ETFs. For the Quantified All-Cap Equity Fund, futures and similar derivatives are measured at market value for purposes of the 80% equity test.

Comment 6.

Explain, supplementally, how the Subadviser's use of the Funds as an asset allocation tool for its clients leads to potentially high turnover.

Response.

The Subadviser has thousands of clients, for many of whom it deploys an asset allocation strategy. Rather than buy individual stocks and bonds for each client, the Subadviser invests client assets in the Funds to execute asset allocation. For example, the Subadviser's asset allocation model may call for a percentage of client assets to be allocated to an income strategy. The Quantified Managed Income Fund may be used to fill the income allocation portion of the asset allocation strategy for a group of clients. If the asset allocation model later called for a lower percentage of client assets to be allocated to an income strategy, the Subadviser would redeem shares of the Quantified Managed Income Fund.

Comment 7.

For each relevant Fund's Credit Risk disclosure, please refine disclosures to specify which types of instruments are subject to credit risk.

Response.

The Registrant has amended each relevant Fund's Credit Risk disclosure, to specify which types of instruments are subject to credit risk.

Comment 8.

For each Fund's Foreign Risk disclosure, please refine disclosures to provide a definition of emerging market and if a Fund invests at least 25% of its assets in the debt of a sovereign, so specify and include related industry concentration risk.

Response.

The Registrant has amended each Fund's Foreign Risk disclosure to define emerging markets and notes no Fund invests 25% or more of its assets in the debt of a foreign sovereign.

Comment 9.

For each Fund's Leverage Risk disclosure, please refine disclosures to specify which types of instruments are subject to leverage risk.

Response.

Upon review of the leverage-related disclosures in each Fund's principal investment strategy section, the Registrant believes it would be more efficient and clearer to amend each Fund's principal investment strategy leverage disclosure to specify which types of instruments are subject to leverage risk and has made revisions accordingly.

Comment 10.

Please explain supplementally what is meant by inverse mutual fund.

Response.

Inverse mutual funds are very similar to inverse ETFs, except that they are not exchange-traded and are few in number. An example of an inverse mutual fund is the Rydex Inverse Russell 2000 Strategy Fund (ticker RYSHX).

Comment 11.

Please explain how the Subadviser's aggressive investment techniques can be reconciled with the Fund's investment objective reference to "moderate" tolerance for risk.

Response.

Upon review, the Registrant believes the Subadviser's aggressive investment techniques are well-explained in terms of high turnover and that these techniques might be considered aggressive. Additionally, the Registrant believes the investment objective reference to "moderate" tolerance for risk is not inconsistent with the Subadviser's aggressive investment techniques because the techniques are designed to fulfill the Fund's investment objective and are not unconstrained.

Quantified All-Cap Equity Fund

Comment 12.

Under the section entitled Principal Investment Strategies, please rephrase references to signal provision by the Subadviser consistent with the mandate to use "plain English."

Response.

The Registrant has revised references to signal provision by the Subadviser consistent with the principles of "plain English" in disclosures.

Comment 13.

Please confirm, the Fund will look through underlying investments for purposes of conforming with Rule 35d-1's 80% investment requirement.

Response.

The Registrant so confirms.

Comment 14.

Please confirm that for the Fund, consistent with the SEC staff's interpretation, derivatives are measured at market value for purposes of the 80% requirement of Rule 35d-1.

Response.

The Fund confirms that futures and similar derivatives are measured at market value for purposes of the 80% equity test.

Comment 15.

Please add disclosure under Principal Investment Strategies stating that the Fund invests without restriction as to issuer capitalization.

Response.

The Registrant has amended disclosures stating that the Fund invests without restriction as to issuer capitalization.

Quantified Market Leaders Fund

Comment 16.

Under the section entitled Principal Investment Strategies, please endeavor to revise the definition of "market leader" consistent with the mandate to use "plain English."

Response.

The Registrant has revised the definition of market leader consistent with the principles of "plain English" in disclosures.

Comment 17.

Under the section entitled Principal Investment Strategies, please specify if Fund allocations to cash and cash equivalents are a temporary defensive position that is inconsistent with the Fund's principal investment strategies as defined in Form N-1A Item 9 Instruction 6.

Response.

Upon review, the Registrant does not believe such allocations are inconsistent with the Fund's principal investment strategies, but rather a portion of the Fund's overall strategy and thus believes related disclosures should remain as is.

Comment 18.

Under the sub-section entitled Subadviser's Investment Strategy Risk, in the section entitled Principal Investment Risks, please endeavor to revise the description of past leadership status as being subject to the different future results consistent with the mandate to use "plain English."

Response.

The Registrant has revised the Subadviser's Investment Strategy Risk consistent with the principles of using "plain English" in disclosures.

Quantified Alternative Investment Fund

Comment 19.

Under the section entitled Principal Investment Strategies, please reconcile the seeming inconsistency in describing investments in cash and cash equivalents as both part of the Fund's principal investment strategies and for temporary defensive position in light of the definition of temporary defensive position in Form N-1A Item 9 Instruction 6.

Response.

The Registrant has removed the reference to temporary defensive position.

Comment 20.

Under the section entitled Principal Investment Strategies, please give an explanation or definition of non-traditional equity.

Response.

The Registrant has revised disclosures to define non-traditional equity as those other than common stocks expected to have returns highly correlated to the S&P 500® Index over time.

Comment 21.

Under the statutory portion of the Prospectus entitled Principal Investment Strategies, please give an explanation of the way in which the list of securities is considered alternative.

Response.

The Registrant has clarified disclosures to specify that the list of securities is considered alternative either because of the low or negative expected return correlation to the S&P 500 Index over time or because of their structure.

Comment 22.

For each Fund please review the matrix of Principal Investment Risks to assure consistency with the risks bourn by each Fund.

Response.

The Registrant has corrected inadvertent omissions in the matrix.

STATEMENT OF ADDITIONAL INFORMATION

Comment 23.

If the Registrant's Board of Trustees has a lead independent trustee, so state and provide a description of the functions of this role.

Response.

The Registrant does not have a lead independent trustee.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/Parker Bridgeport

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